

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Gregg Koechlein
Chief Financial Officer
High Sierra Technologies, Inc.
1495 Ridgeview Drive, Suite 230A
Reno, Nevada 89519

> **Re: High Sierra Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed April 14, 2021**
> **File No. 000-52036**

Dear Mr. Koechlein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction